Exhibit 99.1

Points International announces C$25 million bought deal financing

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES

TORONTO, March 4, 2021 /CNW/ -- Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) (“Points” or the “Company”), the global leader in powering loyalty commerce, is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by Acumen Capital Finance Partners Limited (the “Underwriters”) to purchase, on a bought deal basis, 1,334,000 common shares of Points (“Common Shares”) at a price of $18.75 per Common Share (the “Offering Price”) for gross proceeds to the Company of approximately $25 million (the “Offering”).

The Company has granted the Underwriters an over-allotment option exercisable at any time up to 30 days following the closing of the Offering, to purchase up to an additional 200,100 Common Shares at the Offering Price. In the event that the over-allotment option is exercised in full, the gross proceeds of the Offering will be approximately $28.7 million.

The Company expects to use the net proceeds to fund the advancement of its product road map and its data analytics, marketing automation, and machine learning capabilities. The net proceeds may also be used to fund future growth opportunities and to accelerate the Company’s business development pipeline.

The Common Shares will be offered by way of short form prospectus, qualifying the Common Shares for distribution in all of the Provinces of Canada, and in the United States by way of private placement pursuant to available exemptions from the registration requirements of the United States Securities Act of 1933, as amended, and outside of Canada and the United States on a private placement or equivalent basis.

The closing of the Offering is scheduled to occur on or about March 29, 2021, and is subject to customary closing conditions, including receipt of applicable regulatory and Toronto Stock Exchange and NASDAQ Capital Market approvals.

About Points

Points, (TSX: PTS) (Nasdaq: PCOM) is a trusted partner to the world’s leading loyalty programs, leveraging its unique Loyalty Commerce Platform to build, power, and grow a network of ways members can get and use their favourite loyalty currency. Our platform combines insights, technology, and resources to make the movement of loyalty currency simpler and more intelligent for nearly 60 reward programs worldwide. Founded in 2000, Points is headquartered in Toronto with teams operating around the globe.

For more information, visit Points.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Common Shares in the United States nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Common Shares offered under the Offering have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or the securities laws of any state of the United States. Accordingly, the Common Shares offered under the Offering may not be offered or sold in the United States or to U.S. persons unless an exemption from registration is available.

Caution Regarding Forward-looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements include or relate to but are not limited to, among other things, the closing of the Offering and the intended use of net proceeds of the Offering. These statements are not historical facts but instead represent only Points’ expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, uncertainty around the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response on global and regional economies, economic activity, and all elements of the travel and hospitality industry may have a significant and materially adverse impact on our business. Key assumptions in respect of the Offering include, but are not limited to, assumptions that the Offering will close as expected and that Points will obtain regulatory and third party approvals for the Offering and that the conditions to closing the Offering will be satisfied. In addition, the risks, uncertainties and other factors that may impact the results expressed or implied in such forward-looking statements include, but are not limited to: (i) airline or travel industry disruptions, such as an airline insolvency and continued airline consolidation; (ii) our dependence on a limited number of large clients for a significant portion of our consolidated revenue; (iii) our reliance on contractual relationships with loyalty program partners that are subject to termination and renegotiation; (iv) our exposure to significant liquidity risk if we fail to meet contractual performance commitments; (v) our ability to convert our pipeline of prospective partners or launch new products with new or existing partners as expected or planned; (vi) our dependence on various third-parties that provide certain solutions in our Platform Partners segment that we market to loyalty program partners; (vii) the fact that our operations are conducted in multiple jurisdictions and in multiple currencies and as such dramatic fluctuations in exchange rates of the foreign currencies can have a dramatic effect on our financial results and (viii) the risk of an event of default under our senior secured credit facility. These and other important risk factors that could cause actual results to differ materially are discussed in Points’ annual information form, Form 40-F, annual and interim management's discussion and analysis (“MD&A”), and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Investor Relations Contact

Sean Mansouri, CFA or Cody Slach

Gateway Investor Relations

1-949-574-3860

IR@points.com